Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Completes US$20 Million Non-dilutive Facility with Bank of Montreal

Vancouver, British Columbia – October 29, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that, further to its news release dated October 21, 2021, it has entered into and closed an agreement for a US$20 million loan facility (the “Facility”) with the Bank of Montreal.

The Facility is available for general corporate purposes, acquisitions and to continue to advance Company projects including the previously announced preliminary economic assessments for the 100% owned Yellowknife Gold Project in Northwest Territories, Canada, São Jorge Gold Project in Pará State, Brazil and La Mina Project in Antioquia, Colombia.

The Facility is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum and customary margin requirements. The Facility has a maturity of one year, may be extended for an additional one-year period, subject to lender approval, and is secured by shares of Gold Royalty Corp. owned by the Company. Pursuant to the terms of the Facility a minimum initial advance of US$10 million of the $20 million Facility occurred.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations, including regarding the Company's project plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the timing of proposed project studies and programs; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future, including the availability of future borrowings under the Facility. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3